October 31, 2014

VIA EDGAR

Joseph Cascarano

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:                             Millennial Media
Form 10-K for the fiscal year ended December 31, 2013

Filed March 3, 2014

File No. 001-35478

Dear Mr. Cascarano:

Millennial Media, Inc. (the “Company”) hereby submits this letter in response to the comment (the “Comment”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated October 10, 2014 with respect to the above-referenced filing.

The Company appreciates the Staff’s questions, and believes that the Staff has raised several good points regarding the analysis of the transactions described in the Comment.  Given the significant judgment required to evaluate, analyze, and reach a conclusion on the nature of these transactions, the Company, in consultation with its outside legal counsel and independent registered public accounting firm, has decided the most prudent course of action is to seek pre-clearance from the Office of the Chief Accountant regarding these matters.  The Company respectfully advises the Staff that it intends to submit a pre-clearance letter to the Office of the Chief Accountant shortly.

Pursuant to the Staff’s letter, the Company further acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

MILLENNIAL MEDIA, INC.

By:	/s/ Andrew Jeanneret
Andrew Jeanneret
Executive Vice President & Chief Financial Officer